                                  SUPPLEMENT TO

                           OFFER TO PURCHASE FOR CASH

                                      AIMCO

                             AIMCO Properties, L.P.

  is offering to purchase any and all units of limited partnership interests in

                      VMS National Residential Portfolio I

            (A Participant in VMS National Properties Joint Venture)

                          FOR $289.00 PER UNIT IN CASH

Upon the terms and subject to the conditions set forth herein, we will accept any and all units validly tendered in response to our offer. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

Our offer is not subject to a minimum number of units being tendered.

Our offer and your withdrawal rights will expire at 5:00 P.M., New York City time, on June 26, 2000, unless we extend the deadline.

You will not pay any partnership transfer fees if you tender your units. You will pay any other fees and costs, including any transfer taxes.

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


         SEE "RISK FACTORS" IN THE OFFER TO PURCHASE, DATED MAY 15, 2000, FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

         o We determined the offer price of $289.00 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

         o Your general partner and the property manager of the properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

         o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

                                                        (continued on next page)

               --------------------------------------------------

     If you desire to accept our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions thereto and the letter of transmittal and instructions thereto which are Annex I to this Supplement and mail or deliver the signed acknowledgment and agreement and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. You only need to return the acknowledgment and agreement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE ACKNOWLEDGMENT AND AGREEMENT MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT
(888) 349-2005.

                                  June 12, 2000

(Continued from prior page)


         o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

         o It is possible that we may conduct a future offer at a higher price.

         o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

         o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general purchase addition of a new general partner most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

                                  INTRODUCTION

     On May 15, 2000, we commenced an offer to acquire all of the outstanding units of your partnership, in exchange for $289.00 in cash per unit, net to the seller, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from May 15, 2000 until the expiration date. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2000, this Supplement and in the accompanying acknowledgment and agreement.

     We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any governmental transfer taxes that apply to your sale. You will also have to pay any fees or commissions imposed by your broker in assisting you to tender your units, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction.

     We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of the units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

     We have extended the expiration date of our offer to 5:00 p.m., New York City time, on June 26, 2000. If you desire to accept our offer, you must complete and sign the acknowledgment and agreement in accordance with the instructions contained therein and the letter of transmittal and the instructions thereto, Appendix I to this Supplement, and forward or hand deliver the enclosed acknowledgment and agreement, together with any other required documents, to the Information Agent. If you have already tendered your units in accordance with the original letter of transmittal, Appendix II to the Offer to Purchase, and the original acknowledgment and agreement, you need not take any further action to continue to tender your units. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after July 17, 2000.

     We expressly reserve the right, in our reasonable discretion, at any time and from time to time, to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit. Notice of any such extension will promptly be disseminated to you in a manner reasonably designed to inform you of such change. Further, any extension may be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Securities Exchange Act of 1934.

                             ADDITIONAL INFORMATION

Our offer is hereby supplemented and amended as follows:

1. The penultimate sentence of the last paragraph under "Introduction" is hereby amended to read as follows:

     As of March 31, 2000, AIMCO owned or controlled, held an equity interest in or managed 363,462 apartment units in 1,942 properties located in 48 states, the District of Columbia and Puerto Rico.

2. The information contained in "The Offer - Section 8. Information Concerning Us and Certain of Our Affiliates" in the first paragraph under "General" is hereby amended to read as follows:

         GENERAL. We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." As of March 31, 2000, we owned or managed 352,519 apartment units in 1,834 properties located in 48 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled as of January 1, 1999, by the National Multi Housing Council, we believe that we are the largest owner and manager of multi-family apartment properties in the United States. As of March 31, 2000, we:

   o     owned or controlled 121,449 units in 439 apartment properties;

   o     held an equity interest in 115,951 units in 671 apartment properties;
         and

   o managed 115,119 units in 724 apartment properties for third party owners and affiliates, of which 53,627 units have management agreements that are cancellable in 30 days and 61,492 have management agreements in excess of one year.

3. The information contained in "The Offer-Section 8. Information Concerning Us and Certain of Our Affiliates" under "Summary Selected Financial Information of AIMCO Properties, L.P." is hereby amended to read as follows:

SUMMARY SELECTED FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P. The historical summary financial data for AIMCO Properties, L.P. for the three months ended March 31, 2000 and 1999 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1999 and 1998, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the AIMCO Operating Partnership's Form 10-K for the year ended December 31, 1999 and Form 10-Q for the quarter ended March 31, 2000.

                                                        THREE MONTHS ENDED              YEAR ENDED
                                                             MARCH 31,                 DECEMBER 31,
                                                     ------------------------    ------------------------
                                                        2000          1999          1999          1998
                                                     ----------    ----------    ----------    ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other property revenue ..............   $  224,320    $  110,552    $  531,883    $  373,963
  Property operating expenses ....................      (90,751)      (42,436)     (213,959)     (145,966)
  Owned property management expenses .............       (7,816)       (3,395)      (15,322)      (10,882)
  Depreciation ...................................      (64,690)      (26,616)     (131,257)      (83,908)
                                                     ----------    ----------    ----------    ----------
  Income from property operations ................      (61,063)      (38,105)      171,345       133,207
                                                     ----------    ----------    ----------    ----------
SERVICE COMPANY BUSINESS:
  Management fees and other income ...............       13,310         7,978        42,877        22,675
  Management and other expenses ..................       (4,957)       (8,902)      (25,470)      (16,960)
  Income from service company business ...........        8,353          (924)       17,407        (5,715)
                                                     ----------    ----------    ----------    ----------
  General and administrative expenses ............       (3,211)       (2,594)      (12,016)      (10,336)
  Interest expense ...............................      (56,224)      (30,360)     (139,124)      (88,208)
  Interest income ................................       13,004         9,828        62,183        28,170
  Equity in earnings (losses) of unconsolidated
      subsidiaries (a) ...........................        2,445         2,695        (2,588)       (2,665)
  Equity in earnings (losses) of unconsolidated
      real estate partnerships (b) ...............        3,215         2,790        (2,400)       12,009
  Loss from IPLP exchange and assumption .........         --            (684)         (684)       (2,648)
  Minority interest ..............................       (3,721)       (2,065)       (5,788)       (1,868)
  Amortization of goodwill .......................       (1,575)       (1,942)       (5,860)       (8,735)
  Income from operations .........................       23,349        14,849        82,475       (64,641)
  Gain on disposition of properties ..............        5,105            15        (1,785)        4,287
  Income before extraordinary item ...............       28,454        14,864        80,690        68,928
                                                     ----------    ----------    ----------    ----------
  Extraordinary item-- early extinguishment
      of debt ....................................         --            --            --            --
  Net income .....................................   $   28,454    $   14,864    $   80,690    $   68,928
                                                     ==========    ==========    ==========    ==========

                                                          THREE MONTHS ENDED                  YEAR ENDED
                                                               MARCH 31,                     DECEMBER 31,
                                                     ----------------------------    ----------------------------
                                                          2000           1999            1999            1998
                                                     ------------    ------------    ------------    ------------

BALANCE SHEET INFORMATION

(END OF PERIOD):
Real estate, before accumulated depreciation .....   $  4,995,886    $  2,852,506    $  4,508,535    $  2,743,865
Real estate, net of accumulated depreciation .....      4,507,911       2,591,753       4,092,543       2,515,710
Total assets .....................................      6,017,807       4,291,931       5,684,251       4,186,764
Total mortgages and notes payable ................      3,007,050       1,608,895       2,584,289       1,601,730
Redeemable Partnership Units .....................             --              --              --              --
Partnership-obligated mandatory redeemable
   convertible preferred securities of a
   subsidiary trust ..............................        149,500         149,500         149,500         149,500
Partners' Capital ................................      2,497,747       2,289,245       2,486,889       2,153,335

OTHER INFORMATION:

Total owned or controlled properties (end of
   period) .......................................            439             240             373             234
Total owned or controlled apartment units
   (end of period) ...............................        121,449          63,069         106,148          61,672
Total equity apartment units (end of period) .....        115,951         168,817         133,113         171,657
Units under management (end of
   period) .......................................        115,119         141,523         124,201         146,034
Basic earnings per Common OP Unit ................   $       0.17    $       0.03    $       0.39    $       0.80
Diluted earnings per Common OP Unit ..............   $       0.17    $       0.03    $       0.38    $       0.78
Distributions paid per Common OP Unit ............   $       0.70    $     0.6250    $       2.50    $       2.25
Cash flows provided by operating activities ......   $     69,556    $     65,545    $    254,380    $    144,152
Cash flows used in investing activities ..........       (108,704)        (25,667)       (243,078)       (342,541)
Cash flows provided by (used in)
  financing activities ...........................         74,433         (54,149)         37,470         214,133
Funds from operations (c) ........................   $     98,120    $     65,299    $    320,434    $    193,830
Weighted average number of Common OP
   Units outstanding .............................         73,484          64,923          78,531          56,567

----------

(a) Represents AIMCO Properties, L.P. equity in earnings of unconsolidated subsidiaries.

(b) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 115,951 apartment units at March 31, 2000 in which partnerships AIMCO Properties, L.P. owns an equity interest.

(c) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with generally accepted accounting principles, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income or as an indicator of operating performance. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with generally accepted accounting principles, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on preferred limited partnership interests. AIMCO Properties, L.P.'s management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITS.

The following is a reconciliation of net income to funds from operations:

                                                      THREE MONTHS ENDED                    YEAR ENDED
                                                           MARCH 31,                       DECEMBER 31,
                                                --------------------------    --------------------------
                                                    2000           1999           1999           1998
                                                -----------    -----------    -----------    -----------
                                                                         (IN THOUSANDS)

Net income ..................................   $    28,454    $    14,864    $    80,690    $    68,928
Extraordinary item ..........................            --             --             --             --
Gain loss on disposition of property ........        (5,105)           (15)         1,785         (4,287)
Real estate depreciation, net of minority
    interests ...............................        56,976         25,095        121,084         79,869
Real estate depreciation related to
    unconsolidated entities .................        18,960         21,105        104,754         34,765
Amortization ................................         2,083         12,999         36,731         26,177
Deferred taxes ..............................           852          2,456          1,763          9,215
Expenses associated with convertible
    preferred securities ....................            --             --          6,892             --
                                                -----------    -----------    -----------    -----------
Preferred unit distributions ................        (4,101)       (11,205)       (33,265)       (20,837)
                                                -----------    -----------    -----------    -----------
Funds from operations .......................   $    98,120    $    65,299    $   320,434    $   193,830
                                                -----------    -----------    -----------    -----------


     As of March 31, 2000, AIMCO Properties, L.P. had a net tangible book value of $61.30 per Common OP Unit.

4. The information contained in "The Offer-Section 8. Information Concerning Us and Certain of Our Affiliates" in the first paragraph under "Ratio of Earnings to Fixed Charges of AIMCO Properties, L.P." is hereby amended to read as follows:

     RATIOS OF EARNINGS TO FIXED CHARGES OF AIMCO PROPERTIES, L.P. The following table shows for the AIMCO Properties, L.P. (i) the ratio of income to fixed charges and (ii) the ratio of income to fixed charges and preferred unit distributions.

                                              For the Three           For the Year
                                              Months Ended               Ended
                                                March 31,             December 31,
                                            -----------------      -----------------

                                             2000       1999        1999       1998
                                            ------     ------      ------     ------
Ratio of earnings to fixed
charges (1) .............................    1.7:1      1.9:1      2.4:1      1.6:1

Ratio of earnings to  combined
fixed charges and preferred unit
distributions (2) .............................    1.3:1      1.3:1      1.7:1      1.7:1

---------------------

(1) Our ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income before minority interests (which includes equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends received) plus fixed charges (other than any interest which has been capitalized), and "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized.

(2) Our ratio of earnings to combined fixed charges and preferred unit distributions was computed by dividing earnings by the total of fixed charges and preferred unit distributions. For this purpose, "earnings" consists of income before minority interests (which includes equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends received) plus fixed charges (other than any interest which has been capitalized), "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized, and "preferred unit distributions" consists of the amount of pre-tax earnings that would be required to cover preferred unit distributions requirements.

5. The last sentence of the third paragraph under "The Offer--Section 9. Background and Reasons for the Offer--General" is hereby amended to read as follows:

      As of the date of this offering, AIMCO Properties, L.P. has made offers to approximately 100 of the Insignia Partnerships, including your partnership.

6. The information under "The Offer--Section 13. Certain Information Concerning Your Partnership--Investment Objectives and Policies; Sales or Financing of Investments" and "The Offer--Section 13. Certain Information Concerning Your Partnership--Capital Replacements" regarding the amount of the capital budgets for 2000 is the total initial capital expenditures intended to be made for such properties following our acquisition of the general partner, and not just the amount for 2000.

7. The information under "The Offer--Section 13. Certain Information Concerning Your Partnership--Financial Data" is hereby amended to read as follows:

      FINANCIAL DATA. The selected financial information of your partnership set forth below for the years ended December 31, 1999 and 1998 is based on audited financial statements. The selected financial information set forth below for the three months ended March 31, 2000 and 1999 is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" in the Annual Report on Form 10- KSB of your partnership for the year ended December 31, 1999, and the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.

                      VMS NATIONAL RESIDENTIAL PORTFOLIO I
            (A PARTICIPANT IN VMS NATIONAL PROPERTIES JOINT VENTURE)
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)


                                                          FOR THE THREE MONTHS       FOR THE YEAR ENDED
                                                             ENDED MARCH 31,            DECEMBER 31,
                                                         ----------------------    ----------------------
                                                            2000         1999        1999         1998
                                                         ---------    ---------    ---------    ---------
OPERATING DATA:
Total Revenues                                           $   7,461    $   7,056    $  28,658    $  27,956
Net (Loss)                                                    (497)      (1,511)      (6,402)      (6,958)
Net Income per Limited Partnership Unit
                         Portfolio I                          (535)      (1,625)   (6,842.00)      (7,483)
                         Portfolio II                         (536)      (1,626)   (6,992.00)      (7,493)
Distributions per limited partnership unit                      --           --           --           --


BALANCE SHEET DATA:                                                                   1999         1998
                                                                                   ---------    ---------
  Cash and Cash Equivalents                                  1,218          865    $   2,004    $     931
  Real Estate, Net of Accumulated Depreciation              60,657       64,771       61,686       65,829
  Total Assets                                              67,698       70,758       68,445      152,735
  Notes Payable                                            180,177      177,715      179,468      177,190
  General Partners' Capital (Deficit)                       (5,025)      (4,917)      (5,015)      (3,445)
  Limited Partners' Capital (Deficit)                     (153,476)    (148,201)    (152,994)    (103,287)
  Partners' Capital (Deficit)                             (158,501)    (153,118)    (158,009)    (106,702)
  Total Distribution                                            --           --           --           --
  Net Increase (Decrease) in Cash and Cash Equivalents        (786)         (66)       1,073       (1,579)
  Net Cash Provided by Operating Activities                    709        1,082        6,260        5.545


8.   "The Offer--Section 13. Certain Information Concerning Your
Partnership--Description of Properties" hereby amended to read as follows:

     DESCRIPTION OF PROPERTIES. The following shows the location, the date of purchase, the nature of your partnership's ownership interest in and the use of each of your partnership's properties.

                                    Date of
Property                            Purchase            Type of Ownership             Use
--------                            --------            -----------------             ---
Buena Vista Apartments              10/26/84        Fee ownership subject to       Apartment
Pasadena, CA                                       first and second mortgages       92 Units

Casa de Monterey                    10/26/84        Fee ownership subject to       Apartment
Norwalk, CA                                        first and second mortgages      144 Units

Crosswood Park                      12/5/84         Fee ownership subject to       Apartment
Citrus Heights, CA                                 first and second mortgages      180 Units

Mountain View Apartments            10/26/84        Fee ownership subject to       Apartment
San Dimas, CA                                      first and second mortgages      168 Units

Pathfinders Village                 10/26/84        Fee ownership subject to       Apartment
Freemont, CA                                       first and second mortgages      246 Units

Scotchollow                         10/26/84        Fee ownership subject to       Apartment
San Mateo, CA                                      first and second mortgages      418 Units

The Bluffs                          10/26/84        Fee ownership subject to       Apartment
Milwaukee, OR                                      first and second mortgages      137 Units

Vista Village Apartments            10/26/84        Fee ownership subject to       Apartment
El Paso, TX                                        first and second mortgages      220 Units

Chapelle Le Grande                  12/5/84         Fee ownership subject to       Apartment
Merrillville, IN                                   first and second mortgages      105 Units

North Park Apartments               11/14/84        Fee ownership subject to       Apartment
Evansville, IN                                     first and second mortgages      284 Units

Shadowood Apartments                11/14/84        Fee ownership subject to       Apartment
Monroe, LA                                         first and second mortgages      120 Units

Towers of Westchester Park          10/26/84        Fee ownership subject to       Apartment
College Park, MD                                   first ans second mortgages      303 Units

Terrace Gardens                     10/26/84        Fee ownership subject to       Apartment
Omaha, NE                                          first and second mortgages      126 Units

Watergate Apartments                10/26/84        Fee ownership subject to       Apartment
Little Rock, AR                                    first and second mortgages      140 Units

Forest Ridge Apartments             10/26/84        Fee ownership subject to       Apartment
Flagstaff, AZ                                      first and second mortgages      278 Units

9. The first sentence of "The Offer--Section 15. Source of Funds" is hereby amended to read as follows:

         We expect that approximately $170,076.50 will be required to purchase all of the limited partnership units that we are seeking in this offer (exclusive of fees and expenses estimated to be $15,000).

10.  Annex II is hereby amended to add the following:

         In June 2000, James N. Bailey was elected to the Board of Directors of AIMCO. In 1973, Mr. Bailey co-founded Cambridge Associates, Inc., which is an investment consulting firm for nonprofit institutions and wealthy family groups. He is also co-founder, treasurer and director of The Plymouth Rock Company, Direct Response Corporation and Homeowners's Direct Corporation, all United States personal lines insurance company. He received his MBA and JD degrees in 1973 from Harvard Business School and Harvard Law School.